October 11, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs

Re:	Agassiz Energy, LLC Form RW – Withdrawal of Registration Statement on Form SB-2 Registration No. 333-133024
Ladies and Gentlemen:
     Agassiz Energy, LLC, a Minnesota limited liability company (the “Registrant”) hereby applies to withdraw its Registration Statement on Form SB-2, together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on April 5, 2006.
     The Registrant is requesting the withdrawal of the Registration Statement due to a change in circumstances in the Company’s business activities. Please apply the Company’s filing fee to its account with the SEC. None of the Registrant’s securities were sold pursuant to the Registration Statement.
     Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as reasonably possible.
     Please forward copies of the order consenting to the withdrawal of the Registration Statement to Donald Sargeant, President, via mail at 510 County Road 71, Valley Technology Park, Crookston, Minnesota 56716, and Todd A. Taylor of Fredrikson & Byron, P.A., via facsimile at (612) 492-7077 and via mail at Fredrikson & Byron, P.A., 200 S. Sixth St., Suite 4000, Minneapolis, MN 55402.
     If you have questions regarding this application for withdrawal, please call Todd A. Taylor at Fredrikson & Byron, P.A., outside counsel to the registrant, at (612) 492-7355.

Sincerely,

Agassiz Energy, LLC

By:	/s/ Donald Sargeant

Donald Sargeant
President
cc: Todd A. Taylor, Fredrikson & Byron, P.A. (Minneapolis)